

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 6, 2015

Thomas M. Rutledge
Chief Executive Officer
Charter Communications, Inc.
400 Atlantic Street
Stamford, CT 06901

> **Re:** **Charter Communications, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed July 28, 2015**
> **File No. 001-33664**

Dear Mr. Rutledge:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

The Transactions, page 131

1. We note your revised disclosure in response to comment 14. In order to better understand New Charter's anticipated national presence, please include Comcast Corporation in your discussion of broadband and video markets. For example, it appears that New Charter and Comcast will compete nationally in their commercialization of their respective video and online advertising inventories. In doing so, please maintain your description of anticipated competitors within your expected footprint.

<u>Certain Beneficial Owners of Charter Class A Common Stock, page 328</u>

2.   We note your response to comment 25; however, Rule 13d-3(a) provides that a person may have beneficial ownership if they, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise have or share voting or investment power. Please provide us with further analysis supporting your view that Mr. Malone's position on the Executive Committee of the Board of Liberty Broadband and his relationship with his co-Executive Committee member, Mr. Maffei, does not bestow beneficial ownership upon Mr. Malone as determined under Rule 13d-3(a). Notwithstanding the Executive Committee's requirement for unanimity and the absence of an "agreement" between Messrs. Malone and Maffei, under these facts and circumstances, it appears that Mr. Malone, through his position on the Committee, his role as Chairman, his significant equity interest and his relationship with Mr. Maffei, may have the power to direct the voting and disposition of Liberty Broadband's 25% interest in Charter because of an "arrangement, understanding or relationship" between Mr. Maffei and himself.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Justin Kisner, Staff Attorney at (202) 551-3788, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Steven A. Cohen
DongJu Song
Wachtell, Lipton, Rosen & Katz